

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

> **Re: Inspire Veterinary Partners, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2023**
> **File No. 333-271198**

Dear Kimball Carr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2023 letter.

Form S-1 Filed April 7, 2023

Prospectus Summary
Anticipated Growth through Acquisitions, page 4

1. We note the large increase in the amount of indebtedness that you hold. Please revise the last bullet on this page to also discuss your amount of debt, including the amount that is not convertible into shares of your common stock, and the amount that is due in 2023.

The Offering, page 8

2. We refer to your disclosure in this section and elsewhere that the resale offering includes

up to 2,648,656 shares of Class A common stock that are potentially issuable upon the conversion of existing convertible indebtedness of the Company outstanding as of the prospectus date, and your response to prior comment 18 stating that all amounts due (including principal and accrued but unpaid interest) under the subordinated convertible promissory notes issued in connection with the Company's acquisitions mature and become payable upon the consummation of the primary underwritten offering. Please explain why the table on page 9 does not contemplate the shares issuable upon conversion of your convertible indebtedness. Please also revise to clarify whether the conversion of the convertible promissory notes includes the conversion of the convertible debentures issued in your 2023 private placement financing that you reference in Item 15 as occurring between February 27 and March 10. We also note you state on page 8 that following the offering, there will be 5,299,795 shares of Class A common stock (or 5,449,795 shares if the underwriters exercise their option to purchase additional shares in full). Please revise to explain the discrepancy between this amount and the amounts shown elsewhere, including on page 9.

Risks Related to this Offering and Ownership of our Common Shares
We are not currently traded on an exchange or market.. . ., page 22

3.   Please revise this risk factor, including in its heading, to discuss risks relating to liquidity, as your primary offering is much smaller than your secondary offering, and the number of shares to be sold in the secondary offering is uncertain.

The sale or availability for sale of substantial amounts of our Class A common stock . . ., page 24

4.   We refer to your revised statement that you expect to have 9,599,795 shares of common stock outstanding upon the consummation of the primary underwritten offering, including 5,299,795 shares of Class A common stock. Please reconcile this amount with the information on page 9. Given the large number of shares to be offered in the resale offering, please also revise the risk factor to describe the risk to purchasers in your primary offering that the large number of shares being offered in the resale transaction could depress the market price of your common stock.

Selling Stockholders, page 28

5.   We note your response to our prior comment 4 and corresponding revisions. We also note you continue to state on page 30 that certain selling shareholders are subject to a lock-up, including Dr. Keiser. Please revise to address the discrepancy or otherwise clarify.

6.   Please revise your footnote 10 to disclose the aggregate principal amount of the convertible notes.

Use of Proceeds, page 32

7.   We note that approximately $2.1 million of the $4.1 million net proceeds will be used for Veterinary hospital acquisitions and hiring additional personnel. Please tell us whether

there are any current planned acquisitions and your consideration of whether they are probable. Refer to Article 8-04 of Regulation S-X.

Dilution, page 33

8.   Please provide us with the calculation of how you arrived at the $15.28 increase in net tangible book value per common share attributable to the offering. Refer to Item 506 of Regulation S-K.

Summary of Results of Operations, page 39

9.   We note your response to comment 6. Your disclosures refer to revenue per patient per day and average patient charge; however, you present average daily service revenue and average daily product revenue. Please provide the following disclosures for any metrics disclosed:
   •   How the metric is calculated, including any estimates or assumptions underlying the metric or its calculation;
   •   The reasons why the metric provides useful information to investors; and
   •   How management uses the metric.
   Refer to SEC Release No. 33-10751.

10.   Given your substantial indebtedness, please disclose on page 42 whether you are currently in compliance with all of your debt covenants and also whether there have been any instances of non-compliance during the periods presented.

Management and Board of Directors, page 60

11.   We note your response to our prior comment 7 and reissue. It appears that the consents you have filed as exhibits for your director nominees still state that their appointment as directors will take effect upon the effective date of the registration statement. Please revise to reconcile the discrepancies, and if the director nominees will become directors on the effective date of the registration statement, please clarify that you will file a pre-effective amendment that includes the signatures of a majority of the board, as then in effect, or advise.

Executive and Director Compensation, page 66

12.   We note your revisions in response to our prior comment 9. Please tell us whether Mr. Keiser, Dr. Keiser and Ms. Kerwin are being compensated by Blue Heron Consulting and whether Messrs. Carr, Lau, Coleman and Marten are being compensated by Star Circle Advisory for their services to your Company. In this regard, we note that Item 402(m)(1) requires disclosure of all compensation awarded to, earned by, or paid to named executive officers and directors "by any person for all services rendered in all capacities to the registrant and its subsidiaries," and further states that "[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation

to any such named executive officer or director."

Security Ownership of Certain Beneficial Owners and Management, page 69

13. We note your revisions in response to our prior comment 11. We note that your table on page 69 discloses that Wilderness holds 22,780 shares of Class A common stock and 2,150,000 shares of Class B common stock. Please revise your disclosure on page 71, which appears to state that each of Wilderness and Star Circle purchased 2,150,000 shares of the Company's Class A common stock, or advise. Please also revise your last sentence on page 69, as you state there were 5,299,795 shares of Class A common stock outstanding as of December 31, 2022, which is inconsistent with your disclosures elsewhere.

Item 15. Recent Sales of Unregistered Securities, page II-2

14. Please disclose the exemption you relied upon in your 2023 Private Placement of Convertible Debentures. We also note that your Form D filed April 4, 2023 discloses February 17, 2023 as the first date of sale for that offering. To the extent that your Form D filed April 4, 2023 was intended to provide notice of your 2023 Private Placement of Convertible Debentures, please clarify within your prospectus when the first date of sale occurred.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joe Laxague, Esq.